

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 20, 2023

Klaus Roewe
Chief Executive Officer
Lilium N.V.
1 Bldg. 335, 82234
Wessling, Germany

> **Re: Lilium N.V.**
>   **Registration Statement on Form F-3**
>   **Filed on September 18, 2023**
>   **File No. 333-274550**

Dear Klaus Roewe:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bradley Ecker at (202) 551-4985 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing